UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Health Grades, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
42218Q102
(CUSIP Number)
Kerry R. Hicks
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42218Q102

1	NAMES OF REPORTING PERSONS Kerry R. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 28, 2000 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 22, 2007 and Amendment No. 2 to schedule 13D filed on July 27, 2010 (as amended, the “Schedule 13D”), by Kerry R. Hicks with respect to the common stock, $0.001 par value, of Health Grades, Inc. (the “Company”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.
As previously disclosed, pursuant to an Agreement and Plan of Merger, dated as of July 27, 2010 (as amended, the “Merger Agreement”), among the Company, Mountain Acquisition Corp., a Delaware corporation (“Parent”), Mountain Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Mountain Acquisition Holdings, LLC, a Delaware limited liability company, Purchaser commenced a cash tender offer (the “Offer”) on August 10, 2010 to acquire all of the Company’s shares of common stock (“Shares”) for a purchase price of $8.20 per Share in cash (the “Offer Price”).
Item 4. Purpose of Transaction
Item 4 is hereby supplemented as follows:
Mr. Hicks tendered in the Offer 2,027,012 Shares beneficially owned by him at the commencement of the Offer, and all of such tendered shares were accepted for payment, at the Offer Price, by Purchaser upon the expiration of the Offer at 9:00 a.m., New York City Time, on October 7, 2010. Pursuant to Mr. Hicks’ Support Agreement, on October 7, 2010, Mr. Hicks also sold to Purchaser at the Offer Price, in accordance with the applicable terms of his Support Agreement, an aggregate of 4,090,171 Shares, which he received (a) in settlement of his restricted stock, (b) upon the net exercise of his stock options and (c) in connection with the completion of the Offer pursuant to the terms of Mr. Hicks’ confidentiality and noncompetition agreement with the Company.
Following the completion of the Offer, on October 7, 2010, Purchaser was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. In connection with the Merger and effective upon the effective time of the Merger, Mr. Hicks resigned as a director of the Company, pursuant to the terms of the Merger Agreement. Mr. Hicks will continue as President and Chief Executive Officer of the Company.
Item 5. Interest in Securities of the Issuer
Item 5, Sections (a), (b) and (c) are hereby amended and restated in their entirety as follows:
(a) The Reporting Person beneficially owns 0 shares of Company common stock, which constitutes 0% of the outstanding shares of Company common stock based on Company common stock outstanding as of October 7, 2010.
(b) The Reporting Person has sole power to vote or direct the vote of 0 shares of Company common stock, and sole power to dispose or direct the disposition of 0 shares of Company common stock.
(c) The information set forth in Item 4 above is incorporated herein by reference.
(e) The Reporting Person ceased to be the beneficial owner of more than five percent of Company common stock on October 7, 2010.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2010	/s/ Kerry R. Hicks
Kerry R. Hicks